SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. __)*

                     CNET Networks, Inc.
    ----------------------------------------------------

                      (Name of Issuer)

               Common Stock, $0.0001 par value
    ----------------------------------------------------
               (Title of Class of Securities)

                        125 945 10 5
    ----------------------------------------------------
                       (CUSIP Number)

                  East Peak Partners, L.P.
              101 California Street, Suite 4050
                   San Francisco, CA 94111
                       (415) 675-3200

                       with a copy to:

                       Phillip Gordon
                      Altheimer & Gray
                    10 South Wacker Drive
                   Chicago, Illinois 60606
                       (312) 715-4000

    ----------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       August 9, 2002
    ----------------------------------------------------
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------
CUSIP No. 125 945 10 5                   Page 2 of 11
-----------------------------------------------------------
1.  Name of Reporting Person:

    East Peak Partners, L.P.
-----------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group:

    (a)  / /
    (b)  /X/
-----------------------------------------------------------
3.  SEC Use Only
-----------------------------------------------------------
4.  Source of Funds:

    WC
-----------------------------------------------------------
5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f):  / /
-----------------------------------------------------------
6.  Citizenship or Place of Organization:  California
-----------------------------------------------------------
  NUMBER OF
   SHARES    7.  Sole Voting Power: 7,263,868<F1><F2>
BENEFICIALLY ----------------------------------------------
  OWNED BY   8.  Shared Voting Power:  0
   EACH      ----------------------------------------------
 REPORTING   9.  Sole Dispositive Power:  7,263,868<F1><F2>
  PERSON     ----------------------------------------------
   WITH     10.  Shared Dispositive Power:  0
-----------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:  7,263,868<F1><F2>
-----------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:  / /
-----------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): 5.5%
-----------------------------------------------------------
14. Type of Reporting Person:  PN
-----------------------------------------------------------

<F1>
Consists of 7,050,000 shares of common stock and 213,868 shares of common stock issuable upon conversion of $8,000,000 of 5% Convertible Bonds due February 26, 2006 ("Convertible Bonds") at a conversion price of $37.40625 per share. The shares were trading at $1.17 per share on October 15, 2002. Therefore, it is unlikely that the Convertible Bonds will be converted in the foreseeable future.
<F2>
Power is exercised through East Peak Partners, L.P.'s sole general partner JGE Capital Management, LLC.

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CUSIP No. 125 945 10 5                   Page 3 of 11
-----------------------------------------------------------
1.  Name of Reporting Person:

    JGE Capital Management, LLC
-----------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group:

    (a)  / /
    (b)  /X/
-----------------------------------------------------------
3.  SEC Use Only
-----------------------------------------------------------
4.  Source of Funds:

    WC
-----------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): / /
-----------------------------------------------------------
6.  Citizenship or Place of Organization:  California
-----------------------------------------------------------
  NUMBER OF
   SHARES    7.  Sole Voting Power: 7,263,868<F1><F2>
BENEFICIALLY ----------------------------------------------
  OWNED BY   8.  Shared Voting Power:  0
   EACH      ----------------------------------------------
 REPORTING   9.  Sole Dispositive Power:  7,263,868<F1><F2>
  PERSON     ----------------------------------------------
   WITH     10.  Shared Dispositive Power:  0
-----------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:  7,263,868<F1><F2>
-----------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:  / /
-----------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): 5.5%
-----------------------------------------------------------
14.  Type of Reporting Person:  CO
-----------------------------------------------------------

<F1>
Solely in its capacity as the general partner of East Peak
Partners, L.P.
<F2>
Power is exercised by JGE Capital Management, LLC's
President and Principal, Jeffrey G. Edwards.

-----------------------------------------------------------
CUSIP No. 125 945 10 5                   Page 4 of 11
-----------------------------------------------------------
1.  Name of Reporting Person:

    Jeffrey G. Edwards
-----------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group:

    (a)  / /
    (b)  /X/
-----------------------------------------------------------
3.  SEC Use Only
-----------------------------------------------------------
4.  Source of Funds:  WC
-----------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): / /
-----------------------------------------------------------
6.  Citizenship or Place of Organization:  USA
-----------------------------------------------------------
  NUMBER OF
   SHARES    7.  Sole Voting Power: 7,263,868<F1>
BENEFICIALLY ----------------------------------------------
  OWNED BY   8.  Shared Voting Power:  0
   EACH      ----------------------------------------------
 REPORTING   9.  Sole Dispositive Power:  7,263,868<F1>
  PERSON     ----------------------------------------------
   WITH     10.  Shared Dispositive Power:  0
-----------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:  7,263,868<F1>
-----------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:  / /
-----------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 5.5%
-----------------------------------------------------------
14.  Type of Reporting Person:  IN
-----------------------------------------------------------

<F1>
Solely in his capacity as the President and Principal of JGE Capital LLC.

Item 1.   Security and Issuer.

     The class of securities to which this statement relates is the common stock, par value $0.0001 per share (the "Common Stock") of CNET Networks, Inc. (the "Issuer"), a Delaware corporation whose principal place of business and executive offices are located at 235 Second Street, San Francisco, CA 94105.

Item 2.   Identity and Background.

     (a) This statement is being filed by the following persons: East Peak Partners, L.P., a California limited partnership ("East Peak"), JGE Capital Management, LLC, a
California limited liability company ("JGE Capital") and Jeffrey G. Edwards ("Edwards") (the "Reporting Persons") pursuant to Rule 13d1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange
Act of 1934, as amended (the "Act"). The sole general partner of East Peak is JGE Capital. The President and
Principal of JGE Capital is Mr. Edwards.  The Reporting
Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     East Peak

     East Peak is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of East Peak , which also serves as its principal office, is 101 California Street, Suite 4050, San Francisco, California 94111. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JGE Capital, the sole general partner of East Peak, is set forth below.

     JGE Capital

     JGE Capital is a California limited liability company, the principal business of which is serving as the sole general partner of East Peak. The principal business address of JGE Capital, which also serves as its principal office, is 101 California Street, Suite 4050, San Francisco, California 94111. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Edwards, the President and sole Principal of JGE Capital is set forth below.

     Edwards

   Mr. Edward's business address is 101 California Street, Suite 4050, San Francisco, California 94111. His present principal occupation is serving as the President and Principal of JGE Capital. The principal business of JGE Capital is serving as the sole general partner of East Peak. The principal address of JGE Capital, which also serves as its principal office, is 101 California Street, Suite 4050, San Francisco, California 94111. Mr. Edwards is the sole controlling person of JGE Capital, the sole general partner of East Peak.

     There are no directors of JGE Capital. Mr. Edwards is the President and the sole Principal of JGE Capital. The only other executive officer of JGE Capital is his wife Victoria J. Edwards, who serves as Treasurer of JGE Capital. Mrs. Edward's business address is 101 California Street, Suite 4050, San Francisco, California. Her principal occupation is homemaker.

   (d) and (e)    None of the Reporting Persons nor any
other person named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of Common Stock
(the "Shares") are as follows:


     Name          Source of Funds      Amount of Funds
     ----          ---------------      ---------------
     East Peak     Working Capital<F1>  $16,243,154.19
     JGE Capital   Not Applicable        Not Applicable
     Edwards       Not Applicable        Not Applicable

<F1>
As used herein, the term "Working Capital" includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general.
None of the funds reported herein as "Working
Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares. $11,958,154.19 of the funds were used to purchase Shares of Common
Stock and $4,285,000 were used to purchase 5%
Convertible Bonds due February 26, 2006
("Convertible Bonds").

Item 4.   Purpose of Transaction.

   The Reporting Persons have acquired the Shares reported herein, including the Shares issuable upon conversion of Convertible Bonds ("Conversion Shares") for investment purposes. Consistent with such purposes, the Report Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting
Persons may deem relevant to their investments in the Shares. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions.

     Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer's and the Reporting Person's businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of directors and management of the Issuer, the availability and nature of opportunities to dispose of the Reporting Persons' interests in the Issuer and other plans and requirements of the Reporting Persons. Depending upon their individual assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by them or under their control.

     Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

     (a) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 130,895,099 shares of Common Stock outstanding as of July 31, 2002, as reported in the Issuer's 10-Q filed for the quarter period ended June 30, 2002, filed with the Securities and Exchange Commission on August 13, 2002.

     East Peak

     Including Conversion Shares into which the Convertible
Bonds could be currently converted, the aggregate number of Shares that East Peak owns beneficially pursuant to Rule
13d-3 of the Act, is 7,263,868 Shares, which constitutes approximately 5.5% of the outstanding shares of Common
Stock. These 7,263,868 Shares consist of 7,050,000 shares of Common Stock and 213,868 shares of Common Stock issuable upon conversion of Convertible Bonds at a conversion price of $37.40625 per share. The shares were trading at $1.17 per share on October 15, 2002. Therefore, it is unlikely that the Convertible Bonds will be converted in the forseeable future.

     JGE Capital

     Because of its position as the sole general partner of East Peak, JGE Capital may, pursuant to Rule 13d-3 of the
Act, be deemed to be beneficial owner of 7,263,868 Shares, which constitutes approximately 5.5% of the outstanding shares of Common Stock.

     Edwards

     Because of his position as the control person of JGE Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 7,263,868 Shares, which constitutes approximately 5.5% of the outstanding shares of Common Stock .

    (c) During the period beginning sixty (60) days prior to August 9, 2002 and ending on the date of this filing, East
Peak has purchased in open market transactions on the National

Association of Securities Dealers Automated Quotation
System (Nasdaq) shares of Common Stock and in the over the counter market Convertible Bonds as set forth in
Schedule I attached hereto.

  Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transaction in shares of the Common Stock or Convertible
Bonds during the period beginning sixty (60) days prior to August 9, 2002 and ending on the date hereof.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by such Reporting Person.

     (e) It is inapplicable for the purposes herein to state the date in which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer.

     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.

Exhibit   Document Description
-------   --------------------
  A       Agreement Pursuant to Rule 13d-1(k)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 17, 2002

                          EAST PEAK PARTNERS, L.P.

                          By: JGE CAPITAL MANAGEMENT, LLC
                          Its: General Partner


                          By:  /s/ Jeffrey G. Edwards
                               ----------------------
                               Jeffrey G. Edwards
                               Its: Principal


                          JGE CAPITAL MANAGEMENT, LLC


                          By:  /s/ Jeffrey G. Edwards
                               ----------------------
                               Jeffrey G. Edwards
                               Its: Principal



                          /s/ Jeffrey G. Edwards
                          ---------------------------
                          Jeffrey G. Edwards

          SCHEDULE I TO SCHEDULE 13D FOR
               EAST PEAK PARTNERS, L.P.
                                                    Where/How
Reporting  Date of             Number     Price Per Transaction
Person     Transaction  Type   of Shares  Share ($) Effected
---------  -----------  ----   ---------  --------- ------------------
East Peak  07/12/2002   Buy     50,000    1.9400    Open Market/Broker
East Peak  07/15/2002   Buy    126,500    1.8085    Open Market/Broker
East Peak  07/16/2002   Buy    173,500    1.8380    Open Market/Broker
East Peak  07/17/2002   Buy    152,000    1.8352    Open Market/Broker
East Peak  07/18/2002   Buy  1,000,000    1.6600    Open Market/Broker
East Peak  07/18/2002   Buy     40,000    1.7593    Open Market/Broker
East Peak  07/19/2002   Buy  1,505,000    1.6100    Open Market/Broker
East Peak  07/19/2002   Buy    264,000    1.6600    Open Market/Broker
East Peak  07/19/2002   Buy     15,000    1.6903    Open Market/Broker
East Peak  07/19/2002   Buy     24,000    1.7213    Open Market/Broker
East Peak  07/23/2002   Buy    150,000    1.4971    Open Market/Broker
East Peak  07/23/2002   Buy      8,000    1.3100    Open Market/Broker
East Peak  07/24/2002   Buy    142,000    1.2718    Open Market/Broker
East Peak  07/25/2002   Buy    162,000    1.2014    Open Market/Broker
East Peak  07/26/2002   Buy     38,000    1.1819    Open Market/Broker
East Peak  07/29/2002   Buy    100,000    1.2153    Open Market/Broker
East Peak  07/30/2002   Buy     29,000    1.1693    Open Market/Broker
East Peak  07/31/2002   Buy     79,000    1.1886    Open Market/Broker
East Peak  08/01/2002   Buy      5,000    1.1602    Open Market/Broker
East Peak  08/02/2002   Buy     87,000    1.1900    Open Market/Broker
East Peak  08/05/2002   Buy     19,000    1.1298    Open Market/Broker
East Peak  08/06/2002   Buy     40,600    1.1500    Open Market/Broker
East Peak  08/07/2002   Buy     40,400    1.1500    Open Market/Broker
East Peak  08/08/2002   Buy    500,000    1.1062    Open Market/Broker
East Peak  08/09/2002   Buy    500,000    0.9075    Open Market/Broker
East Peak  08/14/2002   Buy    100,000    0.7003    Open Market/Broker
East Peak  10/07/2002   Buy    300,000    0.9173    Open Market/Broker
East Peak  10/09/2002   Buy     50,000    0.9581    Open Market/Broker



                            Face Amount Price Per
                            of          $1,000   Where/How
Reporting  Date of          Convertible Face     Transaction
Person     Transaction Type Bonds       Amount   Effected
---------  ----------- ---- ----------- ------   -----------
East Peak  08/14/02    Buy  $2,000,000  $550.00  Open Market/Broker
East Peak  08/23/02    Buy  $4,000,000  $527.50  Open Market/Broker

                     EXHIBIT A

     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

DATED:  October 17, 2002

                          EAST PEAK PARTNERS, L.P.

                          By: JGE CAPITAL MANAGEMENT, LLC
                          Its: General Partner


                          By:  /s/ Jeffrey G. Edwards
                               ----------------------
                               Jeffrey G. Edwards
                               Its: Principal


                          JGE CAPITAL MANAGEMENT, LLC


                          By: /s/ Jeffrey G. Edwards
                              ----------------------
                              Jeffrey G. Edwards
                              Its: Principal



                          /s/ Jeffrey G. Edwards
                          ----------------------
                          Jeffrey G. Edwards